# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: AGENUS INC, CIK 0001098972
CUSIP: 00847G804
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 3 FORBES ROAD, LEXINGTON, Massachusetts (MA), 02421
Date of event which requires filing of this statement: 01/15/2026
Filed by CIK 0002106704
Persons authorized to receive notices and communications: Ravi Yadavar, 73 Route 31, North, Pennington, New Jersey (NJ), 08534, 609-730-1900

## Reporting persons
- ZYNEXT VENTURES USA LLC (CIK 0002106704): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 2,133,333; sole dispositive power 0; shared dispositive power 2,133,333; aggregate amount beneficially owned 2,133,333 (5.9% of the class)
  Comment: Limited liability company
- ZYNEXT VENTURES PTE LTD: type of reporting person: parent holding company or control person (HC), other (OO); citizenship or place of organization: Singapore (U0); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 2,133,333; sole dispositive power 0; shared dispositive power 2,133,333; aggregate amount beneficially owned 2,133,333 (5.9% of the class)
  Comment: Private limited company; parent of Zynext Ventures USA LLC.
- ZYDUS LIFESCIENCES LTD: type of reporting person: parent holding company or control person (HC), other (OO); citizenship or place of organization: India (K7); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 2,133,333; sole dispositive power 0; shared dispositive power 2,133,333; aggregate amount beneficially owned 2,133,333 (5.9% of the class)
  Comment: Public limited company; parent of Zynext Ventures Pte. Ltd.

## Item 1. Security and Issuer
Title of class of securities: Common Stock
Name of issuer: AGENUS INC
Address of issuer's principal executive offices: 3 FORBES ROAD, LEXINGTON, Massachusetts (MA), 02421

## Item 2. Identity and Background
Name of person filing: This Schedule 13D is being filed by Zynext Ventures USA LLC, Zynext Ventures Pte Ltd., and Zydus Lifesciences Ltd. (collectively "Zydus", and each a "Reporting Person"). Zynext Ventures USA LLC is wholly owned by Zynext Ventures Pte Ltd., which is wholly owned by Zydus Lifesciences Ltd. Zydus Lifesciences Ltd. is an Indian public limited company, with shares listed on multiple stock exchanges in India. The agreement among the Reporting Persons to file this Schedule 13D jointly in accordance with Rule 13D-1(k) of the Securities Exchange Act of 1934, as amended, is attached as Exhibit 7 hereto.
Residence or business address: The address of the principal business office of Zynext Ventures USA LLC is 73 Route 31 North, Pennington, NJ 08534.
Present principal occupation or employment: The principal business of Zydus is pharmaceuticals and investments in biotechnology companies.
Criminal convictions in the last five years: Within the past five years, Zydus has not been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, Zydus has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree of final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: Not applicable.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The shares of Common Stock purchased by Zynext Ventures USA LLC pursuant to the Securities Purchase Agreement were purchased using the working capital of the Zynext Ventures USA LLC for an aggregate purchase price of approximately $16.0 million or $7.50 per share.

## Item 4. Purpose of Transaction
Purpose of transaction: The acquisition of securities of the issuer is part of a strategic collaboration between Zydus and the issuer. At Zydus?s option, Zydus may appoint either a board observer or board member to issuer?s board of directors so long as Zydus retains significant ownership of issuer?s stock.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The information set forth in rows 11 and 13 of the cover pages to this Schedule 13D is incorporated by reference. The percentages set forth in row 13 are based on an aggregate of 36,141,682 shares of Common Stock outstanding, consisting of (i) 34,008,349 shares of Common Stock outstanding as of November 7, 2025, as disclosed by the Issuer in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission (the "SEC") on November 10, 2025, and (ii) 2,133,333 shares of Common Stock issued to Zydus.
Number of shares as to which each person has sole or shared power to vote or dispose: The information set forth in rows 7 through 10 of the cover pages to this Schedule 13D is incorporated by reference.
Transactions in the class effected during the past sixty days: On January 15, 2026, Zynext Ventures USA LLC (and thus, indirectly, Zynext Ventures Pte Ltd and Zydus Lifesciences Ltd) acquired 2,133,333 shares of Common Stock, at a purchase price of $7.50 per share, pursuant to the transactions contemplated by the Securities Purchase Agreement. Except for the transactions described in this Item 5(c), none of the Reporting Persons has affected any transaction in shares of Common Stock during the past 60 days.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: On June 3, 2025, the issuer entered into three agreements with the Zynext Ventures USA LLC and its affiliates: 1) the Securities Purchase Agreement to purchase the common stock reported on this Schedule 13D, 2) an Asset Purchase Agreement, pursuant to which Zydus?s affiliate agreed to purchase certain manufacturing operations, real estate, equipment, and certain contracts from the issuer in exchange for cash, and 3) a License Agreement, pursuant to which the issuer granted Zydus Lifesciences Ltd an exclusive license to develop, manufacture and commercialize botensilimab and balstilimab in India and Sri Lanka in exchange for a royalty on net sales. On January 15, 2026, the transactions contemplated by these agreements were closed. At Zydus?s option, Zydus may appoint either a board observer or board member to issuer?s board of directors so long as Zydus retains significant ownership of issuer?s stock. As part of the Securities Purchase Agreement, the issuer has agreed to prepare and file a registration statement to register the resale of the shares of Common Stock purchased pursuant to the Securities Purchase Agreement within 60 calendar days after the date of the Closing and to use commercially reasonable efforts to have the registration statement declared effective within (a) 75 calendar days after the closing date, or (b) if the SEC notifies the Issuer that it will review the registration statement, 120 days following the closing date. The foregoing descriptions do not purport to be complete and are qualified in their entirety by reference to the full text of the agreements, incorporated by reference as exhibits hereto.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 7 Joint Filing Agreement
Exhibit 8 Securities Purchase Agreement (incorporated by reference to Exhibit 10.3 to the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 11, 2025)
Exhibit 9 Asset Purchase Agreement (incorporated by reference to Exhibit 10.1 to the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 11, 2025)
Exhibit 10 License Agreement (incorporated by reference to Exhibit 10.2 to the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 11, 2025)
(20,000-character limit, line endings allowed, no formatting permitted)

## Signatures
- ZYNEXT VENTURES USA LLC: Ravi Yadavar, Board of Managers (01/22/2026)
- ZYNEXT VENTURES PTE LTD: Tan Sock Kheng, Director (01/22/2026)
- ZYDUS LIFESCIENCES LTD: Mukund Thakkar, Sr. Vice President, Legal (01/22/2026)
Comment: Not applicable.